EXHIBIT C TO FORM C

Triumph Wine Group LLC
Business Plan
January 2018

Executive Summary

Triumph Wine Group, LLC (TWG) was formed in September 2016 to acquire Calistoga Cellars, an iconic Napa winery and the Triumph Cellars wine brand. The purchase was finalized in May 2017.

TWG believes it can add value to the under-marketed Triumph Cellars brand in both the U.S. and China, by continuing to produce and market the highly-regarded wines with grapes sourced from the Napa Valley, Lake County and the Sonoma Valley. TWG also expects to revive and expand Calistoga Cellars by capitalizing on its history and the quality of vineyards and wines within the Calistoga AVA (**American Viticultural Area).**

Under the skillful and adept direction of the winemaker, Barry Gnekow, the company creates highly regarded wines: *Cabernet Sauvignon (Napa Reserve), Cabernet Sauvignon (Lake County), Sauvignon Blanc, Chardonnay and Zinfandel* and sells them at affordable prices.

Our business model takes advantage of the best aspects of the modern California wine industry and avoids the heavy capital constraints that are required by the traditional winery model.

We are seeking up to $1 million in funding to increase production from 3,500 cases per year to 30,000–40,000 cases, thereby allowing increased nationwide distribution in the United States and providing sufficient wine inventory to launch our own distribution company in China, the fastest growing wine market in the world.

Our goal is to scale production and position the company for sale within the next five to seven years, while providing investors with a true connection to the Napa Valley.

History of Calistoga Cellars

TWG purchased assets of Calistoga Partners, LP "Calistoga" to acquire the Calistoga Cellars and Triumph Cellars wine brands. Calistoga was originally formed in 1996 by an investment group that purchased property in Calistoga, California containing a residence and 10-acre vineyard. That group grew wine grapes which it sold to wineries, but in 1998 they began to make their own wines under the label of "Calistoga Cellars". Their goal was to make high-quality wines at affordable prices from grapes grown exclusively in the Napa Valley.

In 2001, Calistoga constructed a winery and grew its annual sales to 13,000 cases. By 2007, in the face of the global financial crisis, the real estate assets (vineyard and winery building) had been sold. However, the company continued to operate its brand in the negociant fashion by acquiring wine grapes and bulk wines in the open market and having them processed by a custom crush operator.

The following is a chronological history of the company:

1996	An investment group purchases a 10-acre vineyard in Calistoga in the world-renowned Napa Valley and begins selling grapes to wineries.
1998	The group decides to make its own wines under the label, Calistoga Cellars.
2000	Calistoga Cellars hires award-wining, winemaker Barry Gnekow to oversee winemaking.
2001	Calistoga Cellars constructed a winery and grows its annual sales to 13,000 cases.
2006	The vineyard and winery assets are sold in the face of the global financial crises. Brand began operating as a negociant brand by acquiring grapes and bulk wines in the open market and having them processed by a custom crush operator.
2007	Calistoga Cellars changes the brand name of its wines to Triumph Cellars due to new American Viticultural Area (AVA) rules in Napa Valley.
2017	Triumph Cellars is purchased by Triumph Wine Group.

We plan to rebuild the brand as a recognized middle market 'wine of choice' for U.S. millennials and to introduce it to wine consumers in China.

Industry & Market Analysis

TWG believes that with the growing domestic and international (China) demand and a shift in consumer profile preference for affordably priced premium wines, the company is well positioned to achieve its growth and profitability goals.

2017 Wine Forecast Report[1]

Silicon Valley Bank's 2017 State of the Wine Industry Report, based upon surveys from more than 500 wineries, forecasts the following for the wine industry:

- *Wines sold between $12 and $25 will grow in demand* as will high-end luxury wines with an established brand.

- Premium wine sales will increase between 10% and 14% above 2016 levels.

- *Per capita consumption faces crosscurrents with retiring wine-loyal baby boomers being replaced by less affluent millennials who are ambivalent about their alcoholic beverage of choice.* If economic conditions continue to improve, however, per capita consumption should be slightly higher in 2017.

- Today, millennials are beginning to affect the lower price range of premium sales. Their presence is most visible in the $8 to $12 red blend category, but they gradually will shift from blends to varietal wines or imports as their incomes grow and "wine experience" evolves.

Sales Growth: For the industry as a whole, dollar sales are expected to rise 4% to 6% while volumes increase 2% to 3%.

Pricing: With the median Baby Boomer rolling toward retirement while retaining wealth and millennials growing in purchase influence, wines sold between $12 and $25 will grow in demand.

Demand: Demographic evolution is predictable and meaningful.

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[1] Silicon Valley Bank: State of the Wine Industry 2017

- Baby Boomers are still responsible for the past 20 years of growth in the American fine wine section and still remain the largest demographic footprint on the business with a 41% share, are beginning a slow decline in their consumption. That trend will continue as the group ages and should accelerate within the next five years as the median baby boomer reaches retirement age in 2022.

- GenXers are currently in second place, and their consumption of fine wines continues to increase.

- Millennials – while their overall impact on fine wine buying more closely resembles that of the "Matures" in volume and price point today, *millennials are a growth cohort and the future of the wine business."*

The U.S. Wine Market

California Wine Sales in U.S. Hit New Record: 238 Million Cases with Retail Value of $34.1 Billion[2]

California is America's top wine state and the fourth largest producer in the world, after France, Italy and Spain. In an article published May 1, 2017, WineBusiness.com reported that in 2016, the California wine industry produced the following results:

- $34.1 billion – the estimated retail value of California wine sales in the U.S.
- $1.8 billion – a record high in foreign sales value with 46 million cases sold in 138 countries
- 238 million

Gen Z   Millennials   GenX   Baby Boomers   Matures

California wine sales to all markets, including shipments to the U.S. and exports, also set a record of 285 million cases in 2016.

"Consumers worldwide recognize the high quality of California wines from diverse regions across the state," said Robert P. (Bobby) Koch, Wine Institute President and CEO. "As consumers in the U.S. and around the world continue to trade up to premium wines, California is ideally positioned."

"California wines in the U.S. market have increased from 191 million cases shipped in 2006 to 238 million cases in 2016," said Jon Moramarco, founder and managing partner of BW166. "The growth trend has been driven by population, which is up more than 12% over the last decade, and by the fact that baby boomers, traditionally the large population segment of frequent wine consumers, have been joined by millennials aged 21-38 who are also driving the growth in wine consumption," Moramarco explained.

"The estimated retail value for wine was calculated with an updated methodology that uses a wide variety of government, private, and other statistical data that have not historically been available, such as the direct-to-consumer sales report and Dept. of Commerce data," Moramarco continued. "Consumer expenditures had been growing at a 6.1% annual rate as opposed to the historical estimates of 5.5% previously published, so the retail value was reset for more recent years. The new data sources provided a more comprehensive methodology for calculating consumer expenditures."

Moramarco pointed out several trends in the U.S. marketplace. Both major retailers and distributors continue to consolidate, creating fierce competition and crowded sales channels. Consequently, many wineries are targeting niche sales channels, such as tasting rooms and direct-to-consumer sales, which have now reached more than 4% of the total volume. Another trend is that California wines selling for

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[2] https://www.winebusiness.com/news/?go=getArticle&dataid=184029

$10 and above are showing growth, accounting for 19% of the volume and 40% of the value in U.S. food stores. Wines under $10 are flat or down, but still holding 81% share of the shipment volume and 60% of the revenues.

"California wines appeal to consumers across the globe who recognize the unique quality and excellent value of our wines. **Consumers are also attracted to California's trend-setting lifestyle, innovative cuisine, beautiful wine country destinations and emphasis on environmental responsibility—all of which are reflected in our wines**," said Robert P. (Bobby) Koch, Wine Institute President and CEO.

Of the top 10 export markets for California wines, the European Union's 28-member countries were the largest, accounting for $622 million, followed by Canada, $461 million; Hong Kong, $97 million; Japan, $96 million; China, $56 million; Nigeria, $29 million; Mexico, $26 million; South Korea, $23 million; Switzerland, $21 million; and Singapore, $15 million.

"More than 170 California wineries participate in Wine Institute's California Wine Export Program and export to 138 countries supported by 15 representative offices around the world which develop markets in 25 countries," said Wine Institute Vice President International Marketing Linsey Gallagher. California wine exports have increased 91% by value in the last decade and we're seeing a "premiumization" trend with dollar sales outpacing volume growth. This growth is occurring despite heavily-subsidized foreign competitors, high tariffs and strong dollar."

"Removing obstacles to trade and ensuring that California wines have fair and equal access to international sales channels remain our top focus," said Tom LaFaille, Wine Institute Vice President and International Trade Counsel. "Unfortunately, more and more countries and provinces are "modernizing" their laws to benefit only local wine producers. Wine Institute works closely with the U.S. government to continue to lead initiatives against discriminatory trade barriers which violate international agreements."

Wine Institute's Export Program offers many tools to support California Wines category building efforts around the world, including a consumer website discovercaliforniawines.com in eight languages, social media campaigns in 16 countries, an educational California Wines PowerPoint tool, educational and entertaining video assets, and a strong partnership with Visit California to increase tourism to California wine regions. The program organizes California's participation in international trade shows and trade missions, hosts master classes and seminars as well as tastings for trade, media and consumers worldwide. Last year's active schedule of California wine country visits brought in 150 international media and wine buyers from 15 countries.

China Wine Market[3]

China is expected to lead Asia's growth in wine imports. New projections of growth in global wine markets to 2018 show Asian countries will dominate global wine consumption and import growth, led by a surge in wine consumption in China.

The new study, by economists in the University of Adelaide's Wine Economics Research Centre, project China's wine consumption to grow by between 40% and 60% between 2011 and 2018.

"China is set to change global markets for wines dramatically, just as it has been doing and will continue to do for so many other products," says the Executive Director of the Wine Economics Research Centre, Professor Kym Anderson, who is co-author of a Working Paper with Professor Glyn Wittwer of Victoria University.

"While rice wine has traditionally been the most common in Asia, income growth in China and a preference swing towards grape wine is gradually changing the region's consumption situation."

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[3] https://www.sciencedaily.com/releases/2015/05/150506095142.htm

Professor Anderson says China has been rapidly expanding its own production of wine grapes, and is now the world's fifth largest producer of grape wine, yet its expansion in domestic production has not been able to keep up with its consumption growth.

"It is the sheer size of China's adult population of 1.4 billion people, and the fact that grape wine still accounts for less than 4% of Chinese alcohol consumption, that makes the import growth opportunity unprecedented," Professor Anderson says.

"We project that China's net imports of wine could rise by between 330 and 790 million litres during 2011-2018 once the full impacts of China's recent bilateral free trade agreements with Australia, Chile and New Zealand are felt."

"Exporting firms willing to invest sufficiently in building relationships with their Chinese importer – or in grape growing and winemaking as joint ventures in China – may well enjoy long-term benefits from such investments, just as others have done and continue to do for many other products besides wine," he says.

Professor Anderson says even China's recent "austerity drive" will not be able to hold back the tide of wine demand growth. "The austerity drive has dampened the growth in ultra-premium and iconic wine sales in China, but those quality wines are only a small share of total sales, so we project its impact on the overall volume of wine imports to be minor," he says.

Market Trends - China

China to become world's 2nd biggest wine market by 2020: VINEXPO[4]

China is set to become the world's second biggest wine market by 2020 when sales of still and sparkling wine reach 21 billion US dollars in the country, the wine industry's VINEXPO announced March 3, 2017. The data was released by Guillaume Deglise, CEO of VINEXPO, the world's leading wine and spirit exhibition, at a press conference.

It is forecast that China, which is currently ranked fourth behind the United States, Britain, and France, will witness a growth of 39.8 percent in retail values in the next three years. The United States will still come out on top with 38 billion US dollars by 2020 after a growth of 11.9 percent over last year's volume.

According to a Morgan Stanley report, Chinese wine consumption has doubled twice in the last five years. Total consumption will nearly double by 2018 to 500 million unit cases. That would make China the largest global wine consumer. "Further import demand will likely be required to meet the rising consumption gap," according to the report.

TWG plans to form its own distributor in China to distribute its wines there. The establishment of this distributor will rely on existing business relationships between Triumph Managers and China-based partners.

Target Market - Millennials

Our target markets are Millennials (ages 22 – 38) in the United States and China.

U.S. Millennial Market: According to the **Wine Market Council**[5], U.S. Millennials consumed an estimated 997 million cases of table wine in 2013, a 6.1% rise from 2012.

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[4] http://usa.chinadaily.com.cn/travel/2017-03/02/content_28409352.htm
[5] http://distributionpropertysolutions.com/us-wine-consumption-trends/

While Boomers continue to be the largest demographic of wine consumers at around 43% of the market, Millennials are the second largest at 24%.

Drinking behaviors differ among younger Millennials, (aged 21–26) compared to older Millennials (aged 27–36.)

Nearly one-third of younger Millennials report drinking wine on a daily basis, making this generation of wine consumers more engaged than any other generation.

China Millennial Market[6]: According to a new survey by market research company Wine Intelligence, Chinese millennials are drinking more wine. Import volume rose 37 percent last year as 48 million consumers in China's "urban upper-middle class" are now indulging at least twice a year. That's a 25 percent increase from 2014's 38 million consumers drinking wine. Out of those surveyed, nearly half were under 30 years old.

The "China Landscapes 2016" report surveyed about 1,000 Chinese upper-middle class drinkers in March. Wine Intelligence defines China's urban upper-middle class as people ages 18 to 54 years old with an income of at least 6,000 RMB ($900) a month (in Beijing—less for those in lower tier cities). These middle-class drinkers are fueling China's wine industry thanks to the fact more of them have disposable income to devote to buying wine. Plus, the growth in wine being sold via e-commerce channels has made a wider variety of wines available. While 61 percent of those surveyed bought their wine at specialty shops, the next-biggest source for wine purchases was online at 49 percent, surpassing hypermarkets and department stores for the first time.

Drinking wine twice a year may not seem like that often, but this latest data shows that about 35 percent of those surveyed were indulging at least once a week, which Wine Intelligence says is a "notable" increase from last year. While wines in the premium sector continue to take the heat, this has provided an opportunity for more affordable wines from a variety of regions to target curious Chinese consumers.

While younger consumers are no doubt more adventurous in their choices, the types of wine people buy is also largely dependent on where they're from. Shanghai and Beijing consumers are more likely to try different styles and brands, whereas those from lower-tier cities are more apt to stick to what they know, especially classic styles or what a sommelier recommends.

Competition

The U.S. wine industry is very competitive, with significant competition from the largest wineries such as Constellation, The Wine Group, Trinchero Family Estates, Bronco, Treasury Estates, Gallo, Delicato and Jackson.

Larger wineries have broader and more established distribution networks and can get their bottles on more shelves.   These very large competitors can take advantage of economies of scale - which lowers the prices for raw materials and decrease production costs. However, they often maintain multiple levels of management and significant operating costs by owning and managing a vineyard, crushing facilities and packaging facilities. Frequently, wine isn't the only product those companies are producing.

Mid-sized and smaller wineries that lead the premium wine market may also have more established brands but also carry similar capital costs burdens.

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[6] https://jingdaily.com/chinas-millennials-up-their-wine-consumption-as-they-buy-more-online/

Company Strategy

Business Model

Our company is structured to maximize profitability and growth with the intention of creating a business that can ultimately be sold in five to seven years.   As such, there are no "capital assets" such as vineyards, tasting rooms and production facilities. We outsource crushing and bottling services to highly-regarded, purpose-built custom winemaking facilities, which we believe will allow us to produce our premium wines at a fraction of the cost of wineries that own their own facilities.

Likewise, by selling through the wholesale distribution channel and direct to consumer channels, growth and profitability are not constrained by maintaining a massive sales force and incurring the costs of regional offices.

This strategy provides maximum flexibility to respond to evolving market trends and should allow us to position our wines as moderately-priced premium wines. Thus, our customers receive the quality of premium wines at more affordable prices.

The company currently has approximately 800 cases of finished wines in inventory and grapes/bulk wine on hand to make another 1,400 cases. Our initial goals are to increase case production according to the following schedule:

	Annual Production ~ Cases					
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Sauvignon Blanc ~ Lake	4,500	7,000	8,300	8,300	8,300	8,300
Chardonnay ~ Sonoma	3,000	7,000	8,300	8,300	8,300	8,300
Zinfandel ~ Lake	3,000	6,000	8,300	8,300	8,300	8,300
Cabernet ~ Lake	3,000	6,000	8,300	8,300	8,300	8,300
Cabernet ~ Napa	900	1,200	1,700	1,700	1,700	1,700
Cabernet ~ Napa Reserve	500	1,000	1,000	1,100	1,100	1,100
TOTAL	14,900	28,200	35,900	36,000	36,000	36,000
Increase in production	73%	89%	27%	0%	0%	0%

Pricing Strategy

Triumph's retail price point per bottle is in the "medium" price range ($15 to $35).

This price point is favorable in today's wine consumer trends. According to Silicon Valley Bank's State of the Wine Industry 2017 report, with the median baby boomer rolling toward retirement while retaining wealth and the millennials growing in purchase influence:

- Wines sold between $12 and $25 will grow in demand

- Wines sold between $35 and $75 will find price increases difficult without the U.S. economy demonstrating improved performance.

While still seeking a premium product and experience, evidence from many sources suggests that this youngest consumer cohort has demonstrated a propensity for "frugal hedonism," meaning they are quite price conscious but don't sacrifice quality when selecting their adult beverages.

The hope for the group (and a typical trend) is that as they gain traction in life and careers, they evolve to become less penny-wise and, become traditional, mass-luxury consumers.

The study suggests, *"Our forecast is that millennial cohort will surpass GenXers around 2026 to become the largest wine-consuming demographic."* The authors further expect to see stronger price increases below $30 and more-modest price increases above.

Our Products

Triumph Cellars currently produces five different wines: Cabernet Sauvignon (Napa Reserve), Cabernet Sauvignon (Lake County), Sauvignon Blanc, Chardonnay and Zinfandel. We plan to re-launch the well-known Calistoga Cellars brand Cabernet Sauvignon following our capital raise.

Under the skillful and adept direction of our winemaker, Barry Gnekow, our wines are created with fruit sourced from the Napa Valley, Lake County and the Sonoma Valley. Barry was winemaker for J. Lohr for 20 years before coming to Triumph Cellars. He brings to the winery an extraordinary talent for intuitive wine-making, producing the best of each vintage from the vine to the bottle. He creates complex yet elegantly balanced and approachable Cabernet Sauvignon, Zinfandel, Chardonnay and Sauvignon Blanc.

In recent years, the cost of buying wine grapes in the Napa Valley has increased significantly, according to Silicon Valley Bank's State of the Wine Industry 2017 report. Napa is at one end of the growing spectrum where the average price per ton of cabernet has increased dramatically over the years with good-quality Napa cabernet now fetching north of $8,000 per ton. Triumph's retail price point per bottle is in the "medium" range ($15 to $35). The avenue to maintain quality wines and moderate price point for Triumph has been to transition from grapes grown in the Napa Valley alone to Lake County production. We will utilize this strategy, while continuing to develop cost effective sources in Napa County and Sonoma County.

In a recent article in the <u>San Francisco Chronicle</u> (11.6.16), Andy Beckstoffer, arguably California's most successful grape grower, stated that Lake County, with its rich and distinct soils, has the potential to yield world-class Cabernet Sauvignon. They're "unique for Cabernet soils that we've seen anywhere." Lake County has become a region known for producing premium cabernet and has been part of the winemaking industry since the 19th century. With the help of big names like Beringer, Kendall-Jackson and Beckstoffer, Lake County is growing in stature as a place for premium wine growing in California.

For our core varietals: Cabernet Sauvignon, Zinfandel and Sauvignon Blanc, we found that we can maintain the quality of our product using Lake County fruit and reduce our cost of wine grapes and bulk wine by fifty percent. We are actively contracting for this Lake County fruit to achieve the best possible balance of quality and price. Our Cabernet Sauvignon Reserve will continue to be made with Napa Valley grapes, and our Chardonnay will be sourced from Sonoma County.

❖ *2014 Triumph Cellars Cabernet Sauvignon:*
  Cabernet Sauvignon is the king of California red wines. Triumph's Lake County Cabernet Sauvignon exhibits a dark purple hue, rich flavors of blackberries, plums, cocoa and toasty oak. While aging will benefit the wine, it is styled to be excellent upon release – a preference of millennial and Gen X buyers.

❖ *2014 Triumph Cellars Reserve Cabernet:*
  This special reserve is sourced from throughout the Napa Valley to achieve the best possible value in a premium Napa Cabernet while maintaining target pricing at the low end of the premium scale. Typically, both valley and mountain fruit will be utilized in pursuit of the intensity that mountain fruit brings. The wine typically retails for approximately $65 per bottle. It is aged in French and Hungarian oak. . Our Reserve is dark, complex and fruit forward – ready to drink immediately on release but benefitting as well from 3 to 7 years aging.

❖ *2014 Triumph Cellars Zinfandel:*

Zinfandel has a long history in California having arrived with early settlers from Europe – well before the establishment of a commercial wine industry. Triumph produces only a dry red Zinfandel – all Zinfandel is a red wine grape – though some producers market a sweeter "white zinfandel." Our Zinfandel is rich and complex with juicy flavors of wild cherries, blueberries, chocolate and a touch of black pepper. Popular descriptors for red Zinfandel include blackberry, raspberry, boysenberry, cherry, as well as black pepper, cloves, anise and herbs.

- ❖ **2016 Triumph Cellars Sauvignon Blanc:**
  Sauvignon Blanc is a noble grape variety that produces some of the world's most popular wines. In California, the wineries label their products as Sauvignon Blanc or Fumé Blanc. The wines have a range of distinctive tastes from citrus, green olive and herbaceous characteristics to a range of fruit flavors—green apple, grapefruit, pineapple, fig and melon. The flavor styles come from the Sauvignon Blanc grape itself but are also the expression of the climate, soil, vineyard practices and winemaking techniques. Generally, the wines are crisp, light, fresh and dry. Triumph's Sauvignon Blanc is fermented in stainless steel to provide that crisp, fresh flavor that is desired by today's consumer, but it also has a layer of smoothness and roundness arising from the use of 10% oak in its vinification. The wine is ready to drink upon release.

- ❖ *2016 Triumph Cellars Chardonnay:*
  If Cabernet Sauvignon is the king of red grapes, Chardonnay is the queen of whites. Chardonnay far and away remains the most popular wine in the U.S. and has continued to be the leading varietal wine for the last decade according to estimates by Gomberg-Fredrikson & Associates. Triumph's Sonoma Chardonnay is cold-soaked in stainless steel to extract all the flavors and acidity before receiving some oak aging to produce the creaminess that Chardonnay lovers desire. It opens with aromas of ripe green apple, yellow pears and white peaches and is followed by the rounder finish.

Sales & Marketing Strategy

The company has a three-pronged sales and marketing strategy. We intend to focus on the U.S. wholesale market for placement in large retail establishments, launch distribution in China, and reactivate a direct-to-consumer distribution channel through our website.

- Expand our existing national sales footprint. Triumph Cellars wines are currently sold through distributors in California, Texas, Arkansas, Oklahoma, Colorado, Illinois, Minnesota and Wisconsin. We intend to expand penetration in these markets and expect to extend distribution to other states as case production increases.

- Direct-to-consumer sales. Triumph Cellars and Calistoga Cellars have approximately 1,000 current wine club members. We intend to promote growth in this club to increase the number of automatically renewing purchases. We also intend to increase our brand positioning within social media to increase direct access to and purchase through our website. Finally, we will utilize telemarketing to achieve sales targets.

- Chinese distribution network. The Company's directors have existing business relationships in China. A full business plan is under construction, and we have made exploratory efforts in developing Chinese distribution to restaurants throughout the country. We will focus on China as a major part of our distribution strategy.

Competitive Advantage

TWG expects four main competitive advantages:

1. Lower operating costs as the company outsources crushing and bottling facilities.
   - Triumph Wine Group intends to utilize the Negociant strategy – long an established part of the French winemaking industry where we choose not to own capital intensive assets such as land and wineries. We will source production under contract with both growers and contract crush facilities.
2. Quality premium wines created by the award-winning winemaker.
   - We will produce premium quality wines but price these wines at the low end or below the price of other premium brands. This capability will be driven by the cost reduction steps mentioned above.
3. National wholesale distribution and placement of the TWG brand in large U.S. retailers.
   - We intend for 40% of sales to be generated through the wholesale distribution channel. Triumph Cellars and Calistoga Cellars have a 20-year history with wholesalers. We will leverage this network and expand it to new markets. For example, Triumph has no presence in the very large markets of Florida and New York.
4. Development of an exclusive China distribution strategy.
   - China represents a dramatically growing market for red table wine. It has historically been dominated by French wines though the penetration of those is still tiny. Estimates are that the Chinese market will be the leading purchaser of red table wine over the next two to three years. Through its principals existing business relationships, Triumph intends to (a) establish a distributor in China and (b) distribute its wines to restaurants and retail establishments throughout the country.

Brand Differentiation

Developing a strong brand is critical to success in the wine industry. At present, Triumph represents a value brand. Based on the fact that the quality of the wine has been outstanding, we believe that appropriate marketing can emphasize the quality to value ratio with Triumph positioned as a premium winery.

Triumph has retained a nationally renowned winery branding consultant, 4 Parts Design, to refresh and refocus it market strategy, here in the U.S. as well as in China. 4Parts Design works primarily in the alcohol beverage and hospitality industries and their engagement includes: the development of a brand strategy, naming, label design and corporate messaging, package design, collateral marketing materials and a new e-commerce website.

We expect to begin implementation of this new brand strategy, including the revival of Calistoga Cellars premium brand in Q4 2017 and early 2018.

Company Overview

Legal Structure and Location

TWG is a California limited liability company located at 600 Trancas Street, 2nd Floor, Napa, CA 94558. Our telephone number is 707-865-6726. Our website is www.triumphwinegroup.com.

Management Team and Board Members

Williamson T. (Chip) Hough, Chairman and Managing Director. Chip will spearhead Triumph's distribution strategy and develop key markets, especially Texas, capitalizing on his long and successful business history in the state. He was the founder (1997) and Managing Partner of Basic Industries Ltd. through 2014. Basic Industries is an industrial specialty contractor providing insulation, blasting and coatings, scaffolding, fireproofing and abatement to the refinery/petrochemical, power generation, marine and mid-stream industries. Basic Industries is headquartered in San Antonio, Texas with offices in Corpus Christi, Ft. Worth and Tulsa, serving Texas, Oklahoma and New Mexico. Basic Industries was grown to over $50 million in revenue annually with an average work force of over 600. Basic was sold to BRACE Integrated Services, a national contractor in 2014.

Chip has served on the Board of Directors for the Ronald McDonald House of Corpus Christi. He is past Chairman and Board member of the Contractor Safety Council of South Texas, Association of Reciprocal Safety Councils.

Chip and his wife (and four dogs) relocated to the Napa Valley in 2015 to pursue their interest in the wine industry. They have three grown children and one perfect grandson residing in Texas.

Robert Francis, Chief Executive Officer and Managing Director. Rob has over 30 years' experience as a chief operating officer, board member and other senior executive positions within the insurance and health care industries, including his most recent position as Chief Operating Officer of The Doctors Company, the nation's largest physician-owned medical professional liability carrier, from 2004 to 2017. Rob's responsibilities have included patient safety and risk management, sales and marketing, regulatory compliance, reinsurance strategy and acquisitions.
Rob began his career with Mutual Assurance, Inc. (subsequently ProAssurance Corporation) in t1984, where he held a variety of positions over a 20 year period. During his tenure with ProAssurance as Chief Underwriting Officer and Secretary, Rob managed the demutualization and initial public offering of one of the country's most successful physician-owned medical malpractice companies – the first such conversion.

He was Chairman of the Board of Directors of Health Care Insurance Facility in Eden Prairie, Minnesota from 1997 to 2003. He has held board position s with Specialty Underwriter's Reinsurance Facility, LifeSouth, Inc. and multiple subsidiaries of both ProAssurance and The Doctors Company.

Rob is owner of Francis Vineyards, in the Coombsville AVA of Napa. He has been a grower since 2008 and recently launched Southern Roots Wines which will be releasing its Coombsville Cabernet Sauvignon in the Fall of 2017. Rob is a graduate of the University of South Alabama, where he earned a Bachelor of Arts in English Literature. He earned his Masters of Business Administration from Samford University and has attended Stanford University's Graduate School of Business, as well as the Harvard Business School.

Kevin Fitzgerald, Chief Financial Officer and Managing Director. Kevin will oversee the company's capital program. In addition, he will be responsible for coordinating the marketing Triumph's wine in the People's Republic of China, the world's fastest growing wine market.

He has 35 years of experience managing investment partnership. Over the past 10 years, he has overseen the acquisition of over $3 billion of commercial properties in the U.S. Since 1999, he has managed investment partnership that have acquired 18,000 apartment units (75 properties in 15 states) as well as over 3 million square feet of office, retail and self-storage properties.

He is the CEO of Global Capital Advisors LLC, a private equity real estate firm that is licensed to sponsor investments that qualify under EB-5 Immigrant Investor Program. Kevin has traveled extensively in China and maintains business relationships with companies there that offer his programs to Chinese nationals.

Kevin resides in the Napa Valley with his wife and two children. He holds leadership positions with the Boy Scouts of America and is a past director of The Olympic Club Foundation. He served in the U.S. Marine Corps.

Guillermo Herrera, Managing Director. Guillermo will spearhead the company's wine grape acquisition program and grower relations. For the past 20 years he has been involved in vineyard farm management and consulting.

Guillermo formed his own vineyard management company, Heritage Vineyard Management, eight years ago. He currently manages premium vineyard properties for 30 clients representing over 800 acres in Napa, Sonoma, Solano, Lake and Mendocino Counties.

In addition, he owns and operates Herancia Wine Company, a limited production – high quality wine brand as well as Mechanical Farm, a mechanical harvesting service and Terra Lucra, a vineyard leasing company.

Guillermo is currently Vice President of the Mexican-American Vintners Association. He has taken college curriculum studies in viticulture at the Napa Valley College and University of California, Davis.

He is a life-long resident of the Napa Valley. Guillermo is married and has three children, one of whom is active in his business.

Richard Meigs, Managing Director.   Over the last 20 years, Richard has developed 200 acres of Napa and Mendocino vineyards. He has sold grapes to Caymus Winery, Buena Vista (BV), Sterling, Kendall-Jackson, Mumm, Domaine Chandon, Constellation and many other fine wineries.

Before becoming a grape grower, Richard was a co-managing partner of Cambial Vineyrads LLC, a vineyard fund engaged in profiting from vineyard investment opportunities.
Richard and his family oved to the Napa Valley after he and his partners sold ComputerWare, a $125 million Macinotsh-only retailer that was at one time Inc. Magazine's 5th fastest growing private company in its annual Inc. 500. He served as CFO and VP of Business Development.

Earlier in his career, Richard developed a legendary eating/drinking establishment called deFriscos in Eugene, Oregon. It was featured in the Northwest Best Places, and was one of the first Oregon venues to feature and pour local Oregon wines.

Richard is one of a handful of individuals who have earned degrees in each of the Viticulture, Enology, and Wine Marketing programs offered by Napa Valley College. Additional, he received a Bachelor of Science in Real Estate from the University of Washington and did extensive graduate work in Real Estate at the University of Oregon; serving as a teaching assistant in the Real Estate Department.

Richard also has been a licensed Real Estate Appraiser in the State of California. He served as a member of the board of the North Coast Winegrowers Association, and of the Eugene Downtown Development Board.

Richard has won four medals for his personal wines at the Napa County Fair – two first places, and two second places.

Jerome B. Kuenster, Managing Director.   Jerry owns and operates J & S Global Trading, the sales arm of Grant & Bowman Inc., the world's largest seller of name brand toy excess inventory. He started his business career with CSK Automotive and worked in every facet of retail from 1972 to 1990, completing his career as SVP Special Projects. CSK Automotive at the time was 795 retail stores operating under the names Checks, Schucks & Kragen Auto Parts – they have since been bought by O'Reilly Automotive.

In 1990, Mr. Kuenster entered into the children's toy industry where he owns and operates a multi-million dollar brokerage company. From 1990 to 2002, he was employed as SVP of Sales for a division of Hasbro, prior to entering the excess inventory business as president of sales, and now head of global sales for Grant & Bowman.

Jerry holds B.S. / B.A. degrees from San Diego State University and an MBA from the University of Phoenix.

Kathleen Pfaff, National Sales Manager.   Kathleen has overall management responsibility for wine sales. She will oversee the company's distributor relationships, as well as developing key national accounts and strategic marketing relationships.

Kathleen has over 17 years' experience in high-end retail and design. Her clients include several iconic Napa Valley brands, including: Charles Krug, Jackson Family Wines (Kendall-Jackson), Cardinale, V12 Vineyards, and Reynolds Family Winery. She designed several wine bars in the Napa Valley for clients, including John Anthony Wine Bar, Dick Vermeil Wine Bar, and Partake.

She has completed numerous other corporate and residential projects in Northern and Southern California, as well as Chicago. Her designs have been featured in "Kitchens in the Vineyards", Traditional Home Showhouses, in 2012, 2013 and 2014 in Traditional Home magazine and Napa Valley Life magazine.

Kathleen has been a resident of Napa Valley for 20 years and is active in the community.

Barry Gnekow, Winemaker. During more than 35 years of winemaking and 16 years at Triumph, Barry has worked with a broad range of California wineries and has been a pioneer in technologies such as flashing, alcohol removal, and ultra-filtration. A long-time winemaker for J. Lohr in San Jose, CA, he developed the first widely sold de-alcoholized wine, Ariel.

Since 1999, Barry has run a San Francisco-based winemaking consulting company working with wineries such as Michael David (7 Deadly Zins – 700,000 case production), Jamieson Ranch, Guenoc, and others.

He has won numerous awards over the years and was hailed by the San Francisco Chronicle as one of the best consulting winemakers in the industry.

Barry graduated from the University of California, Davis with a Bachelor's degree in Biochemistry and a Master's degree in Food Science.

Michael Rupprecht, General Counsel. Michael provides legal oversight to the company regarding regulatory compliance, business contracts, property and tax law. He has practiced law in California for over 30 years and is the founding principal of the Rupprecht Law Firm. He also has experience in general litigation and asset protection. Michael earned his law degree and MBA in Taxation from Golden Gate University School of Law in San Francisco, California and earned his Bachelor of Science from Michigan State University.

He is admitted to practice in all California State Courts, the United States Northern District of California, the Ninth District Court of Appeals and the United States Supreme Court.

Michael and his family have lived in the Napa Valley for more than 10 years. He and his wife are devoted parents of their two children currently attending high school.

Steve Lawson, President Triumph Wine Group, Asia Pacific. Steve will manage the company's in-Asia distribution from offices in Shanghai. He is also CEO of Windham Realty Group, China and has been instrumental in creating the leading company in China for information, consulting and services related to U.S. real estate for Chinese nationals. He has lived in China for most of the past ten years. Steve has business experience in all the major China markets and is topically fluent in Mandarin.

Now considered and expert on the subject of Chinese outbound investment in real estate, he has been quoted on the subject by major international news outlets, including Forbes, USA Today, the Wall Street Journal, The New York Times, and The Economist. Steve has a strong interest in wine and is well qualified to lead the introduction of Triumph wines to the Asia Pacific market.

Steve received his Bachelor of Arts form Michigan State University.

Financial Projections

Financial Projections. We project a steady increase in annual sales growth in the first three years of operations due to several factors: additional capital to purchase raw materials, expansion of our domestic wholesale distribution network and the commencement of our distribution network in China.

		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Cases Sold		7,241	11,877	20,848	28,383	33,739	35,925
Revenue:							
Wine Sales	$	929,333 $	1,598,261 $	2,860,610 $	4,043,006 $	5,010,875 $	5,418,462
Expenses:							
Cost of Goods Sold:							
Wine Grapes		87,111	199,106	464,311	727,424	928,085	1,010,103
Bulk Wine		235,111	313,082	399,684	431,310	431,670	431,670
Crush/Fermentation		13,194	29,875	69,167	107,722	137,438	149,583
Wood Program		9,467	21,435	49,625	77,288	98,608	107,322
Winemaker		33,722	47,631	74,543	97,148	113,216	119,775
Storage		17,791	29,183	51,224	69,738	82,899	88,271
Bottling		300,082	501,776	887,800	1,227,873	1,487,588	1,594,131
Total Cost of Goods Sold	$	696,478 $	1,142,088 $	1,996,354 $	2,738,503 $	3,279,504 $	3,500,855
Gross Profit Margin	$	232,855 $	456,173 $	864,256 $	1,304,503 $	1,731,371 $	1,917,607
Gross Profit Ratio		25%	29%	30%	32%	35%	35%
Operating Expenses:							
Management / Administration		250,000	275,000	302,500	332,750	366,025	402,628
Excise Tax		18,101	29,693	52,119	70,956	84,347	89,813
Total Operating Expenses	$	268,101 $	304,693 $	354,619 $	403,706 $	450,372 $	492,441
Net Income / (Loss)	$	**(35,246)** $	**151,480** $	**509,637** $	**900,797** $	**1,280,999** $	**1,425,166**
Net Income / (Loss) as % of Sales		**-3.8%**	**9.5%**	**17.8%**	**22.3%**	**25.6%**	**26.3%**

Revenue

We plan to generate revenue through two distinct channels: 1) the traditional Wholesale Distribution and 2) the Direct to Consumer (DTC) channel.

The Wholesale Distribution channel is the primary source of revenue generation, accounting for 85% of total sales. Sales in the alcohol industry have traditionally been generated by what is known as the "three tier system." The three tier system is the system of distributing alcohol in the United States since the repeal of Prohibition and the three tiers are the producer, the distributor and the retailer. Under this system, producers could only sell their product to distributors who then sell to retailers and only retailers were able to sell to consumers.

As stated above, through the Wholesale Distribution channel we will increase sales through our existing distributors in our major markets: California, Texas, Arkansas, Oklahoma, Colorado, Illinois, Minnesota and Wisconsin. Sales are projected to increase in these markets due to stabilized operations and increased production under the new ownership. Increased production, and therefore more product enables these distributors to expand brand awareness of Triumph through better product placement and displays in grocery and liquor stores.

In the DTC channel, the primary revenue generator is with the Wine Club. The DTC sales allocation is 15% of total sales. Increases in sales to the wine club members will be generated through targeted sales campaigns on a quarterly basis by either a third party marketing company who acts as though they are inside sales for the winery or possibly through a direct hire, who will be compensated on a commissioned basis, to re-engage the 1100 consumers who are members of the Triumph Wine Club and to seek additional referrals. There is an incentive to increase sales under the DTC channel as there is a DTC case price premium of 35% of FOB.

The table above sets forth our revenue projections from each revenue channel and assumes the following:

- 85% of sales will come through Wholesale Distribution, and 15% of sales will be DTC.
- We project production doubling in Year 1 as a result of our capital raise, increasing to 36,000 cases by Year 4 .
- We anticipate a steady increase in wine case sales in Year 1 through Year 6 as our domestic wholesale distribution volume and new distribution channel into China grow.
- For purposes of these projections, we have not assumed any wine sales price increases.

Wine Category	Planned Production ~ Cases					
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Sauvignon Blanc ~ Lake	4,500	7,000	8,300	8,300	8,300	8,300
Chardonnay ~ Sonoma	3,000	7,000	8,300	8,300	8,300	8,300
Zinfandel ~ Lake	3,000	6,000	8,300	8,300	8,300	8,300
Cabernet ~ Lake	3,000	6,000	8,300	8,300	8,300	8,300
Cabernet ~ Napa	900	1,200	1,700	1,700	1,700	1,700
Cabernet ~ Napa Reserve	500	1,000	1,000	1,100	1,100	1,100
TOTAL	14,900	28,200	35,900	36,000	36,000	36,000

	Dollar Value of Wine Sold					
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Sauvignon Blanc ~ Lake	$283,751	$429,693	$671,845	$771,541	$771,541	$771,541
Chardonnay ~ Sonoma	$205,011	$457,347	$869,727	$1,116,527	$1,157,312	$1,157,312
Zinfandel ~ Lake	$145,013	$285,494	$527,559	$877,628	$1,175,584	$1,253,755
Cabernet ~ Lake	$163,604	$264,578	$503,167	$794,587	$1,194,011	$1,414,493
Cabernet ~ Napa	$78,432	$88,454	$160,496	$293,395	$384,899	$493,833
Cabernet ~ Napa Reserve	$53,523	$72,695	$127,816	$189,327	$327,527	$327,527
TOTAL	$929,333	$1,598,261	$2,860,610	$4,043,006	$5,010,875	$5,418,462

Distribution Channel:

Direct to Consumer	15%	15%	15%	15%	15%	15%
Distribution	85%	85%	85%	85%	85%	85%
DTC Premium over FOB Price	35%					

Wine Volumes

We estimate that the conversion of wine in bulk to finished product to be:

Ratio	Finished Product
Gallons per ton	151.2
Gallons per case	2.40
Cases per ton	63.0
Cases per barrel	23.8

Expenses:

Raw materials

We project that the percentage of bulk versus wine grape sourcing to be 50%, 35% and 25%, for Years 1 through 3, respectively. This decrease in the dependence on bulk wine purchases will be driven by establishing long term grape purchase contracts with growers in Lake County to increase stabilization of production. Bulk wine purchases will be used to supplement production in the early years as wine produced through grape purchases needs to age for a minimum of twelve months and thus would not be ready for sale for at least a year from harvest.

Wine sales costs

We estimate the following annual wine sales costs to include an 11% wholesale distribution commission and direct-to-consumer costs of 20%.

	Wine Sales Costs					
	2017	**2018**	**2019**	**2020**	**2021**	**2022**
Distribution ~ Commission Rate	11%	11%	11%	11%	11%	11%
Distribution Total	$82,558	$141,983	$254,125	$359,165	$445,147	$481,355
DTC ~ Cost as % of Sales	20%	20%	20%	20%	20%	20%
DTC Total	$35,761	$61,501	$110,076	$155,574	$192,818	$208,501
TOTAL	$118,319	$203,484	$364,201	$514,739	$637,964	$689,856

Detailed cost of wine production

Description	Cost
Crush/Ferment Fee, per ton	$350.00
Neutral barrel/inserts, per barrel	$150.00
Gallons, per barrel	57.00
Bottling supplies, per case	$25.00 - $31.00
Barrel storage/topping, per barrel, per month	$6.00
Case storage, per case, per month	$0.15
Winemaker incentive, per case sold	$3.00
Freight/shipping, per case (DTC)	$55.00
Excise tax, per case	$2.50

General administrative costs

Administrative costs include operation salaries, professional services, travel and entertainment, and general costs associated with rent and insurance. In the first year of operations, it is assumed that the operation staff will include a General Manager and an office manager. Support staff is expected to grow in years two through six commensurate with the increase in sales and production..

Inventory

Currently approximately 800 cases of wine inventory is available for sale. Triumph began acquiring additional bulk wine and grapes for crushing and bottling in the second quarter of 2017.

Winegrape Sourced Wine Available for Sale ~ Cases						
[By vintage]	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Sauvignon Blanc ~ Lake	2,691	4,830	5,727	5,727	5,727	5,727
Chardonnay ~ Sonoma	1,794	4,830	5,727	5,727	5,727	5,727
Zinfandel ~ Lake	1,794	4,140	5,727	5,727	5,727	5,727
Cabernet ~ Lake	1,794	4,140	5,727	5,727	5,727	5,727
Cabernet ~ Napa	538	828	1,173	1,173	1,173	1,173
Cabernet ~ Napa Reserve	299	690	690	759	759	759
TOTAL	8,910	19,458	24,771	24,840	24,840	24,840

Bulk Wine Sourced Wine Available for Sale ~ Cases						
[Not vintage-specific]	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Sauvignon Blanc ~ Lake	1,449	1,610	1,909	1,909	1,909	1,909
Chardonnay ~ Sonoma	966	1,610	1,909	1,909	1,909	1,909
Zinfandel ~ Lake	966	1,380	1,909	1,909	1,909	1,909
Cabernet ~ Lake	966	1,380	1,909	1,909	1,909	1,909
Cabernet ~ Napa	290	276	391	391	391	391
Cabernet ~ Napa Reserve	161	230	230	253	253	253
TOTAL	4,798	6,486	8,257	8,280	8,280	8,280

The Raise and Use of Proceeds

The Raise

The company seeks to raise a minimum of $150,000 up to $1.0 million in capital through this offering: Participating Preferred membership units priced at $500 per unit with a minimum of 2 units purchased.

- Preferred Return paid from Operations (6%) per annum, in arrears
- Potential additional 1.5% premium upon sale of the company (assuming a $5million sales price or greater)

Recently, TWG raised $545,000.00 under a friends and family offering to acquire the wine brands, intellectual property and inventory of a 20 year old winery, Triumph Cellars *(Calistoga Cellars),* in Napa Valley, CA.

Use of Proceeds

Proceeds from the raise will be used to repay acquisition bridge loans for the wine brands and intellectual property of a 20-year-old wine company located in Napa, CA and to provide working capital for inventory, and sales and marketing support.

Description	If Target Offering Amount Raised	If Maximum Offering Amount Raise
Total Proceeds	$ 150,000	$ 1,000,000
Less: Offering Expenses		
(B) Broker-Dealer	7,500	50,000
(C) Consulting Fees	21,200	21,200
(D) Escrow	3,500	3,500
Net Proceeds	$ 117,800	$ 925,300
Use of Net Proceeds		
(A) IP and Brand Acquisition Note Repayment	117,800	400,000
(B) Raw Materials		400,000
(C) Working Capital		110,300
Total Use of Net Proceeds	$ 117,800	$ 910,300

Exit Strategy

The company plans to increase annual production from its current 3,600 case production per year to 30,000 to 40,000 cases per year and position itself for sale or merger within the next five to seven years. Possible acquirers include larger regional and national companies who are looking to expand their collection of brands.